March 16, 2006

Ms. Rebekah Moore
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Santander BanCorp
Form 8-K
Filed March 7, 2006
File No. 001-15849

Dear Ms. Moore:

We acknowledge receipt of the Securities and Exchange Commission’s letter dated March 14, 2006. We have been advised by Nicolas Kronfeld, Esq., that he spoke to you today and you confirmed that no amendment of Form 8-K (filed on March 7, 2006) is required.

Please be advised that we expected to file amended Form 10Q for the first, second and third quarters of 2005 on or before March 30, 2006.

Sincerely,

/s/ María Calero
María Calero
Executive Vice President